PRESS RELEASE	APRIL 19, 2022

Largo Provides Update on Proposed Qualifying Transaction for New Physical Vanadium Holding Company, Largo Physical Vanadium Corp.

All amounts expressed are in Canadian dollars, denominated by "C$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to provide an update on Largo Physical Vanadium Corp. ("LPV") and the proposed qualifying transaction ("Qualifying Transaction") with Column Capital Corp. (the "CPC") that was announced in the Company's press release dated February 3, 2022. LPV and CPC have entered into a definitive agreement ("Definitive Agreement") dated April 14, 2022, which sets out the terms and conditions of a three-cornered amalgamation that will result in CPC acquiring all of the issued and outstanding securities of LPV in exchange for securities of CPC and will result in a reverse-takeover of CPC by LPV to form a combined entity (the "Resulting Issuer"), expected to be named "Largo Physical Vanadium Corp.". For full details on the Definitive Agreement, please refer to CPC's press release dated April 14, 2022. Upon completion of the Qualifying Transaction, it is expected that the Resulting Issuer will be a publicly listed physical vanadium holding company that will purchase and hold physical vanadium, providing investors with ownership and exposure to vanadium.

Paulo Misk, President and CEO of Largo commented: "We are very pleased with the advancement of LPV and are proud to be an initial strategic investor as it develops into a strategic source of value for Largo's two-pillar business strategy." He continued: "Upon completion of the Qualifying Transaction and applicable regulatory and stock exchange approvals, we believe LPV will offer potential investors direct exposure to the attractive opportunity presented by the long-term fundamentals of vanadium-a key transition metal for greener steel, strategic and energy storage industries-in an environment of tightening supply and increasing demand."

Overview of the Resulting Issuer: Largo Physical Vanadium Corp.

Upon completion of the Qualifying Transaction, the Resulting Issuer is expected to provide a secure, convenient and exchange traded alternative for investors interested in direct investment exposure to physical vanadium and its use in ESG-friendly energy transition and industrial applications, including vanadium redox flow batteries ("VRFBs") and greener steel. Physical inventory purchased by the Resulting Issuer will be unencumbered, other than by rights under the Safekeeping Agreement (defined below), and fully allocated to investors. Growth in new economy use cases is expected to increase vanadium requirements and usage.

Subject to TSX Venture Exchange (the "TSXV") approval and upon completion of the Qualifying Transaction, it is expected that the board of directors and the senior officers of the Resulting Issuer will be made up of the following individuals. Below is a brief biography of each of the proposed individuals:

Paul Vollant - Chief Executive Officer and Director

Mr. Vollant is the Vice President of Commercial at Largo Inc. Mr. Vollant is highly experienced in the sale and marketing of metals and minerals and has specialized in strategic metals, particularly vanadium and titanium. He in the Chairman of Vanitec's Market Development Committee. Mr. Vollant's experience includes holding the position of General Manager of Sales and Marketing at TNG Limited, Shanghai, where his responsibility included the setup and operation of TNG's vanadium, titanium and iron products distribution strategy. Mr. Vollant was a founding Director of global commodity distribution company Element Commodities which is specialized in vanadium and titanium and was formerly with the Noble Group in London and Hong Kong. He is a Director of the HLG Group and a Non-Executive Director of Nairobi Securities Exchange. Mr. Vollant holds a MSc in finance and international business from the University of Lyon ESDES Business School and is a Graduate of the Australian Institute of Corporate Directors (GAICD).

Jonathan Lee - Director

Mr. Lee is Vice President with the private equity firm Arias Resource Capital Management LP and serves on the board of Largo Inc. Prior to Arias Resource Capital Management, Mr. Lee worked with Ambac Assurance Corporation, a global bond insurer. Prior to Ambac, Mr. Lee held positions with the investment firm Raging River Capital, the mining hedge fund Geologic Resource Partners LLC, and Byron Capital Markets Ltd. in Canada as a mining & metals equity research analyst. Additionally, Mr. Lee has prior experience as an Environmental Engineer with several construction and engineering firms. Mr. Lee previously served on the board of Park Lawn Company Ltd. and Bearing Lithium Corp. Mr. Lee earned his MBA from the Stern School of Business at New York University and holds a BS in Chemical Engineering with a minor in Economics from Tufts University.

John Kanellitsas - Director

John Kanellitsas is the Executive Vice Chair of Lithium Americas Corp. He is now primarily responsible for business development and capital markets strategies. Mr. Kanellitsas joined Lithium Americas Corp. as a Director in 2011 and served as a former CEO until the company's merger with Western Lithium USA Corp. in September 2015. He has over 25 years of experience in the investment banking and asset management industries. Mr. Kanellitsas co-founded and was a partner of Geologic Resource Partners, LLP, where he served as its Chief Operating Officer from 2004 to 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco. Mr. Kanellitsas has an MBA from the University of California in Los Angeles and a BSc degree in Mechanical Engineering from Michigan State University.

Andrea Weinberg - Director

Andrea Weinberg is a Partner of BTG Pactual and joined the firm in March 2019. Prior to that, Ms. Weinberg worked for 7 years as a Director at BlackRock for Latin American and Global Emerging Markets funds, responsible for coverage of Commodities (metals & mining, pulp & paper, and oil), Education and Industrials sectors. Previously she spent 5 years as an equity analyst at AllianceBernstein and Dynamo Administradora de Recursos covering the prior mentioned sectors. Before joining the buyside industry, Andrea worked as a sell side analyst at Merrill Lynch (2004-2007) and Goldman Sachs (1998-2004) covering Metals & Mining sector. Andrea holds a Bachelor of Science in Chemical Engineering from Universidade Federal do Rio de Janeiro and a Master's degree in Financial Engineering & Operations Research from Columbia University.

Justin Reid - Director

Justin Reid is the current President, CEO and Founder of Troilus Gold Corp. Mr. Reid is a geologist and capital markets executive with over 20 years of experience focused exclusively in the mineral resource space. Mr. Reid began his career as a geologist with Saskatchewan Geological Survey and Cominco Global Exploration after which he became a partner and senior mining analyst at Sprott Capital and Cormark Securities in Toronto. Mr. Reid was then named Executive General Manager at Paladin Energy, where he was responsible for leading all merger and acquisition, corporate and market related activities. He is the former Managing Director, Global Mining Sales at National Bank Financial, where he directed the firm's sales and trading in the mining sector. Most recently, he acted as President and Director of Sulliden Gold Corporation, until its acquisition by Rio Alto Mining in 2014 and was Managing Director at Aguia Resources Ltd. from 2015 to 2019. He holds a BSc from the University of Regina, a MSc from the University of Toronto and an MBA from the Kellogg School of Management at Northwestern University.

Larry Ciccarelli - Director

Larry Ciccarelli is the President and Secretary of Rinlar Inc., a private family office, and the Vice President and Secretary of a private investment firm, KARR Securities which he co-founded in 1989. Since 2010, Mr. Ciccarelli has been Director and Chairman of Licella Holdings, Sydney, Australia. Also, a current Director of Arbios Biotech, Vancouver, since 2019. Mr. Ciccarelli is also the Director of Mura Technology, London, England, since 2018. Larry was the Founder and Chairman of a natural resource company, Karmin Exploration, Toronto-Sao Paulo, from 2011- 2019, which was subsequently acquired by Nexa Resources. Mr. Cicarelli was the Founder and Executive Chairman of Globestar Mining Co. Toronto-Santo Domingo, 1999-2009, which was subsequently acquired by Perilya Limited. In 2010, Mr. Ciccarelli was a finalist for Ernst & Young Entrepreneur of the Year and in 2009 he received both the Ontario Global Traders Award and the Ontario Business Achievement Award. From 1993-2015, Mr. Ciccarelli was the co-owner of the Sarnia Sting Major Junior Hockey League team and in 2004, co-founded the palliative care initiative for the Sarnia community, St. Joseph's Hospice. Mr. Ciccarelli earned his BA from the University of Western in Ontario, Canada.

Safekeeping and Technical Advisory Agreements

Vanadium utilized in VRFBs or stored in protected warehouses will always remain under the oversight and management of Largo (or one of its affiliates), in its capacity as safekeeper (the "Safekeeper"). Under the Safekeeping Agreement (defined below), associated conversion costs between electrolyte and powder/flake requirements will also be borne by the Safekeeper. More specifically, vanadium utilized in a VRFB installation will remain under full ownership of the Resulting Issuer and not be part of the upfront installation capital borne by the VRFB end user, resulting in expected price competitiveness relative to other long duration storage alternatives.

In connection with the Qualifying Transaction: (a) LPV and the Safekeeper have entered into a safekeeping agreement dated April 14, 2022 (the "Safekeeping Agreement"), whereby the Safekeeper will provide for the management and safekeeping of the physical vanadium owned by the Resulting Issuer, effective upon the closing of the Qualifying Transaction; and (b) LPV and Largo have entered into a technical advisory agreement dated April 14, 2022(the "Technical Advisory Agreement").

Pursuant to the Technical Advisory Agreement, Largo will provide technical services to the Resulting Issuer, including but not limited to commercial advisory services with respect to the management of the movement and storage of vanadium and the marketing thereof, effective upon closing of the Qualifying Transaction.

Advisory Services and Supply Agreements

Further, LPV has entered into: (a) an advisory services agreement with Sprott Capital Partners LP ("Sprott") and Term Oil Inc. ("Term Oil") (the "Advisory Services Agreement"), whereby Sprott and Term Oil will provide advisory services to the Resulting Issuer effective upon the closing of the Qualifying Transaction; and (b) a supply agreement with LPV (the "Supply Agreement"), whereby, Largo will exchange approximately 200 tonnes of vanadium products to LPV in return of shares of LPV (the "Largo Contribution In-Kind"), which will be exchanged for the same number of shares of the Resulting Issuer in connection with the Qualifying Transaction, on terms and conditions described in greater detail in CPC's press release dated April 14, 2022. Under the Supply Agreement, Largo has also granted the Resulting Issuer a right of first refusal over any non-committed commercial vanadium equivalent products from January to September of each fiscal year.

Cash Investment

In addition to the Largo Contribution In-Kind, Largo participated in CPC's previously announced and now closed brokered private placement of subscription receipts of the Resulting Issuer for an aggregate amount of C$20.0 million.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Following the acquisition of vanadium redox flow battery technology in 2020, Largo is working to integrate its world-class vanadium products with its VCHARGE vanadium battery technology to support the planet's on-going transition to a low carbon future. Largo's VCHARGE batteries are uniquely capable of supporting reliability and grid stability as electricity systems move away from fossil-fuel generation. VCHARGE batteries are cost effective due to a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Column Capital Corp.
Brian Bayley
President, Chief Executive Officer, Chief Financial Officer, Corporate Secretary, and Director
(604) 488-5427
bayley@earlston.ca

Forward-looking Information:

This press release contains forward-looking information under securities legislation, some of which may be considered "financial outlook" for the purposes of applicable securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to general market and economic conditions, our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE batteries  on specification and at a competitive price, the willingness of VRFB customers to lease vanadium in purchased VRFBs, our ability to secure the required production resources to build our VCHARGE batteries, and the adoption of VRFB technology generally in the market. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to the ability of the Resulting Issuer to attract investors, the desire of investors to invest in physical vanadium and to have the Resulting Issuer own physical vanadium stored in VRFBs, the ability to satisfy the conditions required for the completion of the proposed Qualifying Transaction, completion and terms of the proposed Qualifying Transaction, the strategy of the Resulting Issuer, the anticipated composition of the board of directors of the Resulting Issuers, management team and insiders of the Resulting Issuer following the closing of the Qualifying Transaction, the closing of the Qualifying Transaction, the intention of the Resulting Issuer to undertake certain corporate changes in connection with the proposed Qualifying Transaction (including without limitation a change of name), the Largo Contribution In-Kind, the technical services to be provided by Largo to the Resulting Issuer, the advisory services to be provided by Sprott and Term Oil, and the competitive advantage provided to Largo VRFBs by virtue of the Resulting Issuer's anticipated business strategy. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.